Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Bad Stuff, Inc.
12121 Wilshire Blvd. Suite 600
Los Angeles, CA 90025
www.TheBadStuff.com

Up to $617,999.86 in Common Stock at $0.58
Minimum Target Amount: $14,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The Bad Stuff, Inc.
Address: 12121 Wilshire Blvd. Suite 600, Los Angeles, CA 90025
State of Incorporation: DE
Date Incorporated: July 06, 2020

Terms:

Equity

Offering Minimum: $14,999.96 | 25,862 shares of Common Stock
Offering Maximum: $617,999.86 | 1,065,517 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.58
Minimum Investment Amount (per investor): $249.98

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives and Bonuses*</p>

Loyalty Bonus - 10% Bonus Shares

As you have previously invested in The Bad Stuff, Inc., you are eligible for an additional 10% bonus shares.

Time-Based Perks

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 3% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 4% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 6% bonus shares. **

Early Platinum

Invest $25,000+ within the first two weeks and receive 9% bonus shares. Also, you'll receive an Ambassador Private Event Invite.***

Flash Perk

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares.

Amount-Based Perks

Later Silver

Invest $2,500 and receive 2% bonus shares.

Later Gold

Invest $5,000 and receive 3% bonus shares.

Later Double Gold

Invest $10,000 and receive 4% bonus shares.**

**Double Gold members will be invited to special investor parties as will Platinum members. Platinum members will also have special access to authorized Platinum tastings and new product launch discussion groups.

***The Bad Stuff Inc. will reimburse group ground transportation for up to 3 hours to the distillery in Arandas Mexico in coordinating your visit and your if the distillery and a hosted barbecue in the nearby town. Food, lodging, and additional travel costs are not eligible for reimbursement.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

The Bad Stuff, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.58 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $58. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business Description:

The Bad Stuff, Inc. is a premium tequila company formed in Delaware on September 2, 2020. The company specializes in producing and distributing ultra-premium sipping tequila, crafted in the Highlands of Jalisco, Mexico. Known for its exceptional quality and heritage, The Bad Stuff Tequila is produced from 100% estate-grown Tequilana Weber Blue Agave, which undergoes a meticulous process that has been refined over three generations. The tequila is double-distilled in alembics and aged for a minimum of three years in new French oak barrels, resulting in a complex and distinguished flavor profile that has garnered numerous gold medals in international competitions.

Business Model:

The Bad Stuff, Inc. operates with a streamlined and efficient business model focused on quality and exclusivity. The company is licensed to manufacture and import tequila from Mexico to the United States, with warehouses in California. The company's key distribution partner, MHW, provides compliance support, logistics, and direct commercial shipments to retail vendors across the country, including liquor stores, restaurants, and bars. A substantial percentage of crowdfunding capital is allocated to enhance marketing efforts, focusing on reaching a broader consumer base and establishing The Bad Stuff Tequila as a distinguished brand in the competitive premium tequila market.

Corporate Structure:

The Bad Stuff, Inc. is a Delaware corporation originally formed as a CA LLC in 2015 and converted in 2020. Following a period of restructuring in Q2 2023 due to the illness of its former CEO, Philip Soto, the company was streamlined to focus on financial recovery and growth. Mr. Soto, having recovered, now serves as an independent contractor, consulting on production as needed. The company does not currently have employee obligations and operates with lean overhead, utilizing lent office space provided by the CEO at no charge.

Intellectual Property (IP):

The Bad Stuff, Inc. holds several intellectual properties that contribute to its brand and product distinction. The Company does not have any registered patents but maintains trademarks in the United States and Mexico, The company's meticulous production process passed down over three generations, is a significant proprietary asset. Additionally, the company's AI-driven marketing campaigns, which enhance its brand presence and consumer engagement, may involve proprietary technologies or strategic partnerships that contribute to its competitive advantage.

Litigation Disclosure

We are actively engaged in arbitration related to a single ongoing alleged co-employer wrongful termination case, represented by our insurance legal counsel. Based on our assessment, the claims asserted by the former employee present weak grounds and do not pose a significant litigation risk to the Company. The amount sought in the arbitration is minimal when compared to both the insurance coverage available for this matter and the funds allocated in this raise. It is our position that the complaint lacks merit, and we are exploring all avenues for resolution prior to the launch of the offering. This matter originated in the California Superior Court and subsequently moved to arbitration following a stipulation by the parties, prompted by the threat of a motion to compel arbitration. The arbitration process is currently underway, with the arbitrator recently appointed. However, progress has been slow due to delays by opposing counsel.

Plans for New CEO & 2024 Revenues

The Company's Founder, CEO and master distiller, Darren Enenstein, has managed the business since its initial inception as well as being its principal shareholder through his personal trust. However, in 2023 Darren experienced medical issues that precluded him from devoting the same amount of time and attention to the business as he had in years prior. Darren has now returned to his CEO role to help manage the Company and return the business to operational levels seen prior to 2023.

The major effect of Darren's medical leave on the business was decreased sales volume in 2023 and the first half of 2024. The Company intends to use a portion of the crowdfunding funds towards hiring additional personnel for daily operations to decrease its reliance on Darren's work as well as plans on hiring a new, full-time CEO with comparable knowledge and experience upon the closing of a successful funding round to avoid similar disruptions to the business in the future. Please see the Risk Factors section of the Offering Memorandum, below, for how this may affect your investment.

Competitors and Industry

Industry Analysis:

The Bad Stuff, Inc. operates within the alcoholic beverage industry, specifically the premium tequila market. The industry has seen significant growth, with increasing consumer demand for high-quality, craft spirits. The company's focus on estate-grown, small-batch production aligns with consumer trends favoring artisanal and premium products. The global tequila market, particularly the ultra-premium segment, is highly competitive, with major players including brands like Don Julio, Patrón, and Clase Azul. However, The Bad Stuff's emphasis on heritage, quality, and innovative marketing strategies sets it apart from competitors.

Competitors:

The Bad Stuff faces competition from both large, established brands and emerging craft tequila producers. Dominant players in the market include Patrón, Don Julio, and Casamigos, all of which have significant market share and brand recognition. Direct competitors for The Bad Stuff include other premium and ultra-premium tequilas that focus on small-batch production and high-quality ingredients. The Bad Stuff's uniqueness lies in its deep-rooted heritage, its award-winning production process, and its innovative, AI-driven marketing approach that resonates with modern, discerning consumers.

Current Stage and Roadmap

Current Stage:

The Bad Stuff, Inc. is in the growth stage, having successfully completed its first crowdfunding raise of over $380,000 in 2020. The company has established a strong distribution network, with its products available in over 220 locations across 43 states. The company is actively scaling its marketing efforts and is preparing for the introduction of new products to the market. Inventory for the first product launch is already manufactured and ready for sale, indicating a readiness to meet market demand.

Road Map:

In the near future, The Bad Stuff plans to achieve several key milestones:

Launching new products to expand its product line and cater to different consumer preferences.

Increasing distribution channels by partnering with additional retail and on-premise vendors.

Amplifying marketing efforts through AI-driven campaigns to enhance brand visibility and consumer engagement.

Continuing to validate and improve its production process to maintain its competitive edge in the ultra-premium tequila market.

The Team

Officers and Directors

Name: Darren Scott Enenstein

Darren Scott Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, CEO, Principal Accounting Officer
  Dates of Service: April, 2015 - Present
  Responsibilities: Oversees the Board of Directors and works closely with colleagues to support the company. Interfaces with top investors, guiding the strategic direction of The Bad Stuff, Inc. Darren Enenstein does not fully dedicate all of his work time to The Bad Stuff Inc. and is a practicing attorney and does not currently take a salary for his role.

Other business experience in the past three years:

- Employer: Enenstein Pham Glass & Rabbat LLP
  Title: Partner
  Dates of Service: August, 2009 - Present
  Responsibilities: Law partner with a focus on civil arbitration and business cases, dedicating 25 hours per week to this role.

Name: Susy Enenstein

Susy Enenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member of the Board of Directors
  Dates of Service: April, 2015 - Present
  Responsibilities: Supports Darren Enenstein's efforts in promoting The Bad Stuff Inc. and contributes to creative planning for the board of directors.

Name: Robert W. Vanech

Robert W. Vanech's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2015 - Present
  Responsibilities: Assists with governance, marketing, and revenue growth for The Bad Stuff Inc.

Other business experience in the past three years:

- Employer: M&M Media DBA Trebel Music
  Title: Chief Revenue Officer
  Dates of Service: January, 2017 - Present
  Responsibilities: Leads sales and revenue initiatives, dedicating 5 hours per week to this role.

Name: Phillip J. Soto

Phillip J. Soto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Master Distiller, Board Member
  Dates of Service: April, 2015 - Present
  Responsibilities: Provides expertise in tequila making, having started distilling in 1994. Became a Catador in 2005 and achieved directorship of the tequila academy in 2006.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more

developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise

additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our tequila. Delays or cost overruns in the development of our tequila and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Vulnerabilities
The Bad Stuff, Inc. relies heavily on its supply chain, particularly the availability of high-quality Tequilana Weber Blue Agave and the aging process in French oak barrels. Any disruption in the supply chain due to natural disasters, labor disputes, or economic instability in Mexico could delay production and affect the quality of the product, leading to potential revenue loss and reputational damage.

Regulatory and Compliance Risks
The alcoholic beverage industry is heavily regulated, with strict requirements for production, labeling, distribution, and sales. Any changes in U.S. or Mexican laws, or failure to comply with existing regulations, could result in fines, production halts, or even the loss of licenses to operate. Additionally, the process of obtaining necessary permits for expansion into new markets could face delays, hindering the company's growth prospects.

Dependence on Marketing and Brand Perception
The success of The Bad Stuff, Inc. heavily relies on its marketing efforts and the perception of its brand as a premium product. Negative publicity, whether due to product quality issues, marketing missteps, or external factors, could tarnish the brand's image and reduce consumer demand. The reliance on AI-driven marketing also introduces the risk of technical failures or ineffective campaigns that could harm the company's outreach and sales.

Limited Operating History
The company, formed in 2020, has a relatively short operating history, which makes it difficult to assess its long-term viability and financial stability. Investors must consider the risks associated with investing in a company with limited historical data and a shorter track record in the market.

The Company is currently in active arbitration.
We are actively engaged in arbitration related to an ongoing wrongful termination case, represented by our insurance legal counsel. Based on our assessment, the claims asserted by the former employee present weak grounds and do not pose a significant litigation risk to the Company. The amount sought in the arbitration is minimal when compared to both the insurance coverage available for this matter and the funds allocated in this raise. It is our position that the complaint lacks merit, and we are exploring all avenues for resolution prior to the launch of the offering. This matter originated in the California Superior Court and subsequently moved to arbitration following a stipulation by the parties, prompted by the threat of a motion to compel arbitration. The arbitration process is currently underway, with the arbitrator recently appointed. However, progress has been slow due to delays by opposing counsel.

The Company's CEO is part-time and does not currently receive a salary for his role.
The Company's CEO, Darren Enenstein, does not fully dedicate all of his work time to The Bad Stuff Inc. and is also a practicing attorney. He is an active partner in a law firm he founded over ten years ago. This is his primary source of income and he does not currently take a salary from The Bad Stuff at this time.

The Company intends to hire a new Chief Executive Officer in the future
The Company's Founder, CEO and master distiller, Darren Enenstein, who has managed the business since its initial inception in 2015 as well as being its principal shareholder through his personal trust. In 2023 Darren experienced medical

issues that precluded him from devoting the same amount of time and attention to the business as he had in years prior, resulting in a significant decrease in sales for 2023 and the first half of 2024. Darren has now returned to the Company with the intention of hiring additional support staff and finding a replacement CEO to lessen the Company's reliance on him. While the Company has a plan to avoid similar events in the future and Darren has made progress towards returning the Company to its prior sales levels, there is a degree of risk in investing in a company that is reliant on one individual for its success.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
2406 Paradise Trust (Darren Enenstein owns 100%)	6,292,150	Common Stock	40.49%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,065,517 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 16,129,830 outstanding.

Voting Rights

One vote per share.

Material Rights

Warrants & Stock Options

The total amount outstanding includes 992,059 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 362,922 shares to be issued pursuant to stock options issued and authorized.

The total amount outstanding also includes 323,090 shares to be issued pursuant to stock options, reserved but unissued

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $445,545 compared to $212,554 in fiscal year 2023. The significant decrease in 2023 revenue was primarily due to the temporary loss of availability from our CEO and master distiller, Darren Enenstein, who underwent major back surgery and had a slow and challenging recovery. This situation severely impacted the Company's operations, as it limited oversight and guidance to the sales team. However, the CEO has since recovered and resumed providing contract support in 2024 with the plan to find a replacement, full-time CEO upon the closing of a successful funding round.

As of now, 2024 revenue details are being compiled, but initial sales figures from January through August total approximately $32,000. These sales numbers are primarily a result of the CEO's medical leave, as noted above. The Company is optimistic that sales for the remainder of 2024 will increase as several pending and expected new orders are conservatively estimated between $250,000-$500,000.

Cost of Sales

Cost of Sales for fiscal year 2022 was $318,895 compared to $191,183 in fiscal year 2023. The reduction aligns with the decrease in revenue, again linked to the CEO's limited availability during his recovery in 2023. This setback also led to challenges in maintaining production efficiency. Fortunately, with the CEO's return in 2024 and a refocus on operational oversight, we are working towards stabilizing costs and improving margins.

Gross Margins

Gross margins for fiscal year 2022 were $126,650 compared to $21,371 in fiscal 2023. The decline in gross margins reflects the overall decrease in sales and the disruption caused by the CEO's absence. With the CEO back in action and providing strategic support, we expect margins to improve in 2024 as we secure new orders and better manage production and sales operations.

Expenses

Expenses for fiscal year 2022 were $838,612 compared to $604,359 in fiscal year 2023. The decrease in expenses can be attributed to a shift in strategy around June 2023, which involved terminating key staff and transitioning from an on-the-ground sales approach to a more digital DTC (direct-to-consumer) model. This pivot aims to optimize resources and better align our sales strategy with current market demands. Future risk management includes the potential for further leadership transitions, given that our CEO is also a full-time attorney. We are actively planning for sustainable growth that can withstand potential changes in leadership.

Historical results and cash flows:

The Company is currently in the operational stage and revenue generating stage. We are of the opinion the recent historical cash flows compared to revenue placed into AI powered digital advertising will be indicative of the revenue and cash flows expected for the future because of market testing over the past 90 days. Past cash was primarily generated through word of mouth campaigns and customers visiting liquor stores in person. Our goal is to engage and increase revenue and cash flow through our new digital platform supported by a sales person who can handle follow-ups.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2024, the Company has capital resources available in the form of cash on hand of $60,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support AI powered digital marketing plan with on the ground sales support hire.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 1 year. This is based on a current monthly burn rate of $3,500 plus remaining funds expended on limited marketing and sales less sale of product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 2 years. This is based on a projected monthly burn rate of $25,000 for expenses related to marketing, sales support, administrative costs, annual filings and compliance, additional production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital that it finds to be reliable.

Indebtedness

- Creditor: Loans
  Amount Owed: $123,802.00
  Interest Rate: 15.0%
  On March 13, 2022, the Company entered into a loan agreement for $300,000 with an interest rate of 15% per annum. No security was made for the loan entered. The balance of the loan was $123,802 and $126,739 as of December 31, 2023 and 2022, respectively.

Related Party Transactions

- Name of Person: Stories and Cronies LLC
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: As at December 31, 2023, the Company had outstanding accounts payable in the amount of $12,000 for loans extended by an officer of the Company. The balance is non-interest bearing and due on demand.

Valuation

Pre-Money Valuation: $9,355,301.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (16,129,830 shares) includes 14,492,084 shares issued, 992,059 of shares to be issued pursuant to outstanding warrants, 362,922 shares to be issued pursuant to stock options issued and authorized, and 323,090 shares to be issued pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.96 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.86, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  18.0%
  We will use 18% of the funds raised to purchase inventory for the Company's Tequila in preparation of expansion.

- Company Employment
  18.5%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. as well as replacement CEO thereafter. Wages to be commensurate with training, experience and position.

- Working Capital
  4.5%
  We will use 4.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- Marketing
  33.5%
  We will use 33.5% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Marketing our StartEngine Raise
  5.0%
  We will use 5% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Operations
  15.0%
  We will use 15% of the funds to enhance our operational infrastructure. This includes hiring a sales support person, and related technology and travel to visit retailers Additionally, funds will be allocated for office space as needed. Current office space is supported at no charge by our Chairman.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.TheBadStuff.com (https://www.thebadstuff.com/the-bad-stuff-premium-sipping-tequila).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thebadstuff

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR The Bad Stuff, Inc.

[See attached]



The Bad Stuff, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Bad Stuff, Inc. Management

We have reviewed the accompanying financial statements of The Bad Stuff, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 17, 2024

THE BAD STUFF, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Cash on hand and in banks	29,911	18,948
Accounts Receivable	64,008	41,057
Inventory	134,326	341,514
Total Current Assets	228,245	401,519
Fixed assets - net of accumulated depreciation	3,256,705	3,639,886
Other long-term assets	81,813	81,813
Total Non-Current Assets	3,338,518	3,721,699
TOTAL ASSETS	3,566,763	4,123,218
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	50,451	1,668
Total Current Liabilities	50,451	1,668
Long-term liabilities	135,802	126,739
Total Long-Term Liabilities	135,802	126,739
TOTAL LIABILITIES	186,253	128,407
EQUITY		
Common Stock	689,620	689,620
Paid-up capital	5,044,489	5,044,489
Accumulated Deficit	(2,353,599)	(1,739,298)
Total Equity	3,380,510	3,994,811
TOTAL LIABILITIES AND EQUITY	3,566,763	4,123,218

THE BAD STUFF, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	212,554	445,545
Cost of Revenue	191,183	318,895
Gross Profit	21,371	126,650
Operating Expenses		
Advertising and promotional	63,319	71,348
Bank charges	3,280	4,184
Transportation and travel	3,361	54,260
Dues and subscription	-	6,492
Insurance	10,612	34,858
Legal and professional fees	21,585	58,147
Repairs and maintenance	239	-
Utilities	2,572	2,531
Entertainment meals	1,873	1,983
Payroll expenses	39,154	157,758
Depreciation and amortization	388,368	388,368
Office/General Administrative Expenses	69,996	58,683
Total Operating Expenses	604,359	838,612
Operating Income (loss)	(582,988)	(711,962)
Other Income	-	-
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	31,313	11,156
Other	-	-
Total Other Expense	31,313	11,156
Earnings Before Income Taxes	(614,301)	(723,118)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(614,301)	(723,118)

THE BAD STUFF, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Paid-up capital	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/22	20,000,000	444,620	5,044,489	(1,016,180)	4,472,929
Issuance of Common Stock		245,000	-	-	245,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(723,118)	(723,118)
Ending Balance 12/31/2022	20,000,000	689,620	5,044,489	(1,739,298)	3,994,811
Issuance of Common Stock		-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(614,301)	(614,301)
Ending Balance 12/31/2023	20,000,000	689,620	5,044,489	(2,353,599)	3,380,510

THE BAD STUFF, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(614,301)	(723,118)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and amortization	388,368	388,368
Accounts Receivable	(22,951)	97,369
Inventory	207,188	(90,582)
Accounts Payable	48,783	(10,055)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	621,388	385,100
Net Cash provided by (used in) Operating Activities	7,087	(338,018)
INVESTING ACTIVITIES		
Additions to fixed assets	(5,187)	(22,063)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	245,000
Movement in long term liabilities	9,063	104,000
Net Cash provided by (used in) Financing Activities	9,063	349,000
Cash at the beginning of period	18,948	30,029
Net Cash increase (decrease) for period	10,963	(11,081)
Cash at end of period	29,911	18,948

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Bad Stuff, Inc ("the Company") was formed in Delaware on September 2, 2020. The Company's CEO has graciously lent Office space and no charge to the Company and the Company currently does not have employee obligations. The company was streamlined in the second quarter of 2023 to permit a financial recovery following the illness of its prior CEO, Philip Soto. Mr. Soto has recovered and is available as an independent contractor to consult on production as needed.

The Company is licensed to manufacture and import Tequila in Mexico to the United States. The Company's warehouses in California, where MHW also provides compliance support and trucking to distributors across the country. In California, MHW supports the company with direct commercial shipments to retail vendors, including liquor, stores, restaurants, and bars.

A substantial percentage of crowdfunding money will be used to increase the level of marketing and outreach to the consumer marketplace to help further distinguish The Bad Stuff Tequila and enable consumers to appreciate this amazing highland Tequila.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash on hand and in banks. The Company places its cash on hand and in banks with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash on hand and in banks
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $29,911 and $18,948 in cash in banks as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $240,423 and $376,822, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Cost	Accumulated Depreciation	Book Value as of 12/31/23
Secret Process	$1,000	($1,000)	-
Secret Formula	$5,825,540	($2,596,085)	$3,229,455
Bottle Moulds	$9,500	-	$9,500
Cap Moulds. Tooling	$17,750	-	$17,750
Website	$8,732	($8,732)	-
Grand Total	**$5,862,522**	**($2,605,817)**	**$3,256,705**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by manufacturing highland Tequila from natural agave plants grown in the mountains of Jalisco, Mexico. These manufactured Tequila are then imported and being sold to the distributors of the Company. The Company's payments are generally collected at time of sale.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of sale. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As at December 31, 2023, the Company had outstanding accounts payable in the amount of $12,000 for loans extended by an officer of the Company. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - On March 13, 2022, the Company entered into a loan agreement for $300,000 with an interest rate of 15% per annum. No security was made for the loan entered. The balance of the loan was $123,802 and $126,739 as of December 31, 2023 and 2022, respectively.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 14,814,681 shares were issued and outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 17, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF THE BAD STUFF

Sipping Tequila Worth Its Clout

For the bold–the fearless–The Bad Stuff is more is more than just tequila. Crafted for over a century in the Highlands of Jalisco–each sip celebrates the extraordinary. Elevate your portfolio with the passion and distinction of the baddest tequila on the market.

THE
BAD STUFF™
TEQUILA
Invest In The Extraordinary

$0 Raised

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.58 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$386,281.09

RAISED ⓘ $0	INVESTORS ---
MIN INVEST ⓘ $249.98	VALUATION $9.36M

REASONS TO INVEST

Refined over three generations, The Bad Stuff's award winning process and estate-grown agave azul create a signature complexity and flavor that continues to set us apart from the crowd.

The Bad Stuff's AI-driven marketing amplifies our bold attitude and showcases the 96-point* quality of our tequila with campaigns that expand our reach across social channels.

While many tequila brands rely on celebrity endorsements— we stay focused on our heritage of quality. As an owner, you're not just following trends—you're shaping them—just like every other A-Lister.

TEAM



Darren Scott Enenstein • Chairman of the Board, CEO

Past performance does not guarantee future results. Investors should not assume the company will be sold or, if sold, sold at the same or similar valuation as Darren Enenstein's previous sale. Investors should not assume returns on investments….

Read More





Susy Enenstein • Member of the Board of Directors

Mrs. Enenstein holds a Masters degree in Chemical Engineering from Georgia Tech and an MBA from Emory University. Mrs. Enenstein has held leadership positions with McMaster-Carr and GE Capital's prestigious Capital Markets Group in New York and …

Read More





Robert W. Vanech • Board Member

Mr. Vanech has over 25 years of experience as a co-founder, executive and board member of numerous companies in the technology, media and telecom sectors. Mr. Vanech has led multiple capital raises for his companies, securing over $300 million i…

Read More



Show More

Gold Standard Sipping Tequilas

Refined over 100 years, it's no wonder why our recipe is so extraordinary. Some might distill it down to determination, quality, or growing consumer demand. Yet our batches were—like many of the greatest inventions—born out of necessity. Forced to flee Mexico during the Cristero Rebllion, Roberto Mares Sr. built a reputation throughout speakeasies in Southern California for his exceptional small batch tequila.



"Museum-Grade Tequila"
— Robert Plotkin | Bar Media

These reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success.

From bootlegging in the 1920s to winning gold in the 2020s—the Mares family has passed down their passion and exceptional recipe over three generations. Decade after decade, the family's enduring passion for tequila grew purely by word of mouth.



The Bad Stuff Tequila's Award-Winning Process



Harvest

Estate-grown Tequilana Weber Blue Agave from the Golden Triangle of Jalisco.



Distillation

Double distillation in alembics; first stainless, then copper.



Aging

Extra Añejo, minimum of 3 years in new French oak barrels for a complex and delicious profile.

The Bad Stuff Tequila's first crowdfunding raise of over $380,000 in 2021 was a springboard for wider distribution. Our small-batch approach has historically led to sell-outs, demonstrating the high demand for our ultra-premium sipping tequila–with or without a celebrity. The Bad Stuff Tequila has extensive distribution for a brand of its size and is sold in over 92 locations between its premiere retail, on-premise, and online presence.



THE
BAD STUFF
TEQUILA
RESERVA ESPECIAL
EXTRA AÑEJO

Remedy Liquor

*Ships Nationally to 43 States**

We're Sold In Over 92 Locations



Old Town Tequila

*Ships Nationally to 43 States**



Total Wine & More

*Available All Locations: CA, TX, FL**





Wally's

Gary's Wine & Marketplace

"One Of The Best Tequilas You Should Be Drinking Right Now"

– Richard Carleton Hacker, Robb Report**

**Restrictions apply. #SipResponsibly*

***These reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE OPPORTUNITY

Pioneering Tech-quila Marketing

We believe The Bad Stuff is leading the pack with its AI-enhanced marketing approach–blending modern techniques with 100 years of tequila heritage. By leveraging strategic AI partnerships and the latest AI platforms, The Bad Stuff has already launched several successful AI-generated campaigns.

Our customers have discerning tastes and nearly unlimited options. Drizly, which shut down in early 2024, is a prime example of why brands must evolve with ever-changing consumer behaviors—like the 59% of consumers who now prefer premium experiences at home over bars[1].

With Drizly's exit, we believe leveraging AI-driven marketing and digital platforms is more crucial than ever for reaching these selective customers directly, while offering the convenience and quality they now expect.



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THE BAD STUFF TEQUILA
"Crème Brûlée In A Glass"
Jonathan Brawn | Tequila Enthusiast*


THE BAD STUFF TEQUILA
One of California's largest retailers
SOLD OUT
in under 48 hours
LA MALA REPOSADO

These reviews may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Join The Extraordinary

Owning a tequila brand has become the ultimate status symbol for celebrities. Investing in The Bad Stuff Tequila offers a chance to join the select few who value more than just bragging rights–but a rich heritage with a challenger's spirit– backed by exceptional quality.

Whether sipped in the latest trendy kitchen, on the desert dance floor, or at the race track, The Bad Stuff stands for the edge—we who live boldly and embrace the extraordinary in every aspect of life.



Join The Extraordinary   Invest In The Bad Stuff

For those who invest $25,000 or more*, we offer an exclusive opportunity to immerse themselves in the world of The Bad Stuff. As an Ambassador Investor, you'll be invited to our distillery in Arandas for a private celebration tour and barbecue, where you'll see firsthand how our exceptional tequila is crafted.

We'll take care of your ground transportation within a three-hour drive–ensuring your journey is as remarkable as the brand you're investing in.

This is more than just your next investment–it's your invitation to Join the Extraordinary.

Invest in The Bad Stuff Tequila.







#SipResponsibly
The Bad Stuff, Inc., 12121 Wilshire Boulevard, Suite 600, Los Angeles CA 90025

ABOUT

HEADQUARTERS

12121 Wilshire Blvd. Suite 600
Los Angeles, CA 90025

WEBSITE

View Site ⧉

For the bold–the fearless–The Bad Stuff is more is more than just tequila. Crafted for over a century in the Highlands of Jalisco–each sip celebrates the extraordinary. Elevate your portfolio with the passion and distinction of the baddest tequila on the market.

TERMS

The Bad Stuff

Overview

PRICE PER SHARE
$0.58

VALUATION
$9.36M

DEADLINE ⓘ
Sep. 30, 2024 at 11:22 PM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$249.98

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,999.86

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
25,862

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,065,517

Maximum Number of Shares Offered subject to adjustment for bonus shares

---

SEC Recent Filing   →

Offering Memorandum	→

Financials	⌄

Risks	⌄

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

<u>Loyalty Bonus</u> - 10% Bonus Shares

As you have previously invested in The Bad Stuff, Inc., you are eligible for an additional 10% bonus shares.

<u>Time-Based Perks</u>

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 3% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 4% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 6% bonus shares. **

Early Platinum

Invest $25,000+ within the first two weeks and receive 9% bonus shares. Also, you'll receive an Ambassador Private Event Invite.***

Flash Perk

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares.

<u>Amount-Based Perks</u>

Later Silver

Invest $2,500 and receive 2% bonus shares.

Later Gold

Invest $5,000 and receive 3% bonus shares.

Later Double Gold

Invest $10,000 and receive 4% bonus shares.**

**Double Gold members will be invited to special investor parties as will Platinum members. Platinum members will also have special access to authorized Platinum tastings and new product launch discussion groups.

***The Bad Stuff Inc. will reimburse group ground transportation for up to 3 hours to the distillery in Arandas Mexico in coordinating your visit and your if the distillery and a hosted barbecue in the nearby town. Food, lodging, and additional travel costs are not eligible for reimbursement.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the

perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

The Bad Stuff, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.58 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $58. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For those who seek the extraordinary—The Bad Stuff is more than

just a sipping tequila with an award-winning recipe–refined over 100

years and 3 generations of dedicated craftsman.

The premium tequila market is booming and consumer behavior has

shifted toward enjoying more 'at home' luxury experiences.

How does one tequila brand stand out when competing against

the other 2,000?

The Bad Stuff's approach? Be extraordinary–and continue growing.

Our agave azul is grown in the Highlands of Jalisco, then double-distilled and aged in French oak barrels–delivering a signature

complexity and depth that any discerning tequila head demands.

Voiceover:

This is where our rich heritage meets cutting-edge innovation.

Our AI-enhanced marketing amplifies our bold attitude and

aspirational lifestyle, ensuring we reach those who seek more than

an average tequila.

Our first crowdfunding raise brought in over $380,000, helping us

expand into over 92 retail locations. We think this success shows

the high demand for our small-batch, ultra-premium tequila.

By expanding our marketing efforts, building a sales team, and

increasing inventory–we aim to meet growing demand and solidify

our top shelf placement in the market.

This is more than just your next investment—it's your invitation to

Join the Extraordinary. Invest in The Bad Stuff Tequila and secure

your place in our legacy today

Behold the highlands of Jalisco

where ordinary transcends into the

singular. A celebration of the bluest

of agave transformed unlike any

other.

See why so many tequila heads

raise a glass to the extraordinary, to

the bad stuff. Order now through

buy the Bad stuff.com.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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